Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated June 18, 2004 with respect to the financial statements and schedule of Nalco Holdings LLC as of December 31, 2003 and for the period from November 4, 2003 through December 31, 2003 (Successor) and Ondeo Nalco Group as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 and for the period from January 1, 2003 through November 4, 2003 (Predecessor), included in the Amendment No. 2 to the Registration Statement (Form S-4 No. 333-115560) and related Prospectus of Nalco Company for the registration of $665,000,000 of its 7¾% Senior Notes due 2011, €200 million of its 7¾% senior notes due 2011, $465 million of its 8 7/8% senior subordinated notes due 2013 and €200 million of its 9% senior subordinated notes due 2013.

/s/ Ernst & Young LLP
Chicago, Illinois
August 11, 2004